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SEC
Mail Processing
Section

MAR 12 2018

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Xerxes Ave S Suite 500

(No. and Street)

Minneapolis	MN	55431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Glennie 952-74-1110

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer & Company

(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Drive Suite 135	Burnsville	MN	55306
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**





OATH OR AFFIRMATION

I, Gregory A Stroh , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Securities, Inc. , as of December 31 , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

MELISSA LEAH GLENNIE
Notary Public - Minnesota
My Commission Expires Jan. 31, 2020

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT SECURITIES, INC.

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Capital Management Securities, Inc. (a Minnesota corporation), as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes and schedules. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Securities, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Management Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Management Securities, Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), and Schedule IV, Reconciliation of FOCUS Report (IIA) as of December 31, 2017 to Audited Financial Statements as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of Capital Management Securities, Inc.'s financial statements. The supplemental information is the responsibility of Capital Management Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boyer & Company

Burnsville, MN

February 12, 2018

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 269,508	$ 300,049
Accounts Receivable	9,138	16,512
Prepaid Expenses	22,029	20,071
Prepaid Income Taxes	(900)	4,599
Total Current Assets	299,774	341,231
PROPERTY AND EQIPMENT		
Furniture and Equipment	65,485	65,485
Leasehold Improvements	11,763	11,763
Software	8,465	8,465
Total Property and Equipment	85,713	85,713
Less: Accumulated Depreciation and Amortization	(62,591)	(51,047)
Net Property and Equipment	23,122	34,666
TOTAL ASSETS	$ 322,897	$ 375,897

LIABILITIES AND STOCKHOLDER'S EQUITY

	2017	2016
CURRENT LIABILITIES		
Commissions Payable	$ 16,302	$ (7,813)
Accounts Payable	6,450	14,060
401(k) Payable	10,073	11,407
Accrued Payroll Taxes	5,262	2,733
Accrued Income Taxes	-	-
Total Current Liabilities	38,087	20,387
DEFERRED INCOME TAXES	6,600	14,800
STOCKHOLDER'S EQUITY		
Common Stock, $.01 Per Share, 50,000 Shares Authorized, 9,105 and 12,214 Shares Issued and Outstanding	91	91
Additional Paid in Capital	(47,898)	7,165
Retained Earnings	326,017	333,454
Total Stockholder's Equity	278,210	340,710
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 322,897	$ 375,897

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF OPERATIONS
DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUE		
Commissions	$ 945,903	$ 1,400,069
Office Rent	8,313	22,113
Management Fee	-	-
Interest	74	9
Other	64,114	49,111
Total Revenue	1,018,404	1,471,303
OPERATING EXPENSES		
Commissions	782,904	1,106,645
Salaries and Wages	91,557	133,080
Payroll Taxes	6,641	10,179
Employee Benefits	4,757	5,858
Advertising	-	197
Depreciation and Amortization	11,544	11,829
Dues and Subscriptions	7,939	15,954
Equipment Supplies and Rental	7,295	15,075
Insurance	11,987	19,903
Miscellaneous	2,782	4,248
Office Supplies and Printing	4,956	4,133
Postage	2,931	4,689
Professional Services	12,089	13,953
Regulatory Expense	14,218	14,708
Rent	35,736	56,578
Repairs and Maintenance	13,184	17,308
Sales and Use Tax	2,338	1,314
Telephone	3,214	4,699
Travel and Entertainment	4,191	2,800
Total Operating Expenses	1,020,263	1,443,149
Income from Operations		
Loss on Asset Dispositions	-	-
Income Before Income Taxes	(1,860)	28,154
Income Tax Expense	5,578	6,217
NET INCOME	$ (7,437)	$ 21,937

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2017 AND 2016

	Common Stock Shares	Common Stock Amount	Paid In Capital	Retained Earnings	Total
BALANCE, December 31, 2015	9,105	$ 91	$ 7,165	$ 311,517	$ 318,773
Repurchase of Stock	-	-	-	-	-
Net Income	-	-	-	21,937	21,937
BALANCE, December 31, 2016	9,105	91	7,165	333,454	340,710
Repurchase of Stock	-		(55,062)		(55,062)
Net Income				(7,437)	(7,437)
BALANCE, December 31, 2017	9,105	$ 91	$ (47,897)	$ 326,017	$ 278,210

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash Flows from Operating Activities:		
Net Income	$ (7,437)	$ 21,937
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation and Amortization	11,544	11,829
Loss on Asset Dispositions		(185)
(Increase) Decrease in Assets:	-	-
Accounts Receivable	7,374	4,488
Prepaid Expenses	(1,958)	(1,692)
Prepaid Income Taxes	5,499	8,017
Increase (Decrease) in Liabilities:		
Accounts Payable	(7,610)	3,469
Commissions Payable	24,115	(14,496)
401(k) Payable	(1,334)	(1,216)
Accrued Payroll Taxes	2,529	(363)
Accrued Income Taxes		-
Deferred Income Taxes	(8,200)	(1,800)
Net Cash Provided by Operating Activities	24,522	29,988
Cash Flows from Investing Activities:		
Purchase of Property and Equipment	-	
Net Cash Provided (Used) by Investing Activities	-	-
Cash Flows from Financing Activities:		
Repurchase of Stock	(55,063)	
Net Cash Provided (Used) by Financing Activities	(55,063)	-
Net Increase (Decrease) in Cash	(30,541)	29,988
Cash, Beginning of Year	300,049	270,061
Cash, End of Year	$ 269,508	$ 300,049
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Income Taxes	$ 7,649	

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization – The Company was organized in April 1975 as a Corporation under the laws of Minnesota.

B. Nature of Operations – Capital Management Securities, Inc. (the Company) is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

E. Clearing Agreement – The Company uses a clearing agent in their business transactions. The agent requires the maintenance of a clearing account deposit. The amount of restricted cash in the clearing deposit account at December 31, 2017 and 2016 was $15,088.74.

F. Accounts Receivable and Allowance for Doubtful Accounts – An allowance for doubtful accounts has not been established as of December 31, 2017 and 2016. Based upon management's analysis of outstanding accounts receivable as of December 31, 2017 and 2016 and the Company's past collection experience, an allowance is not considered necessary by management.

G. Property and Equipment – Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

Depreciation and amortization expense was $11,544 and $11,829 for the years ended December 31, 2017 and 2016.

Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

H. Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

I. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in

period that includes the enactment date. Deferred income tax expense represents the change during the period in

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of book depreciation versus tax depreciation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods. The Company believes it is no longer subject to income tax examinations for the years prior to 2014.

J. Concentrations of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company feels the risk at this time is minimal and they review the credit standing of their counterparties on a regular basis.

K. Date of Management – Management has evaluated subsequent events through February 12, 2018 which the financial statements were available to be issued.

L. Advertising – The Company expenses advertising costs as they are incurred. Advertising and promotion expense for the years ended December 31, 2017 and 2016 was $0.00 and $196.80, respectively.

M. Reclassifications – Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company has a lease agreement for office space expiring December 31, 2019. Monthly base rent ranges from $0 to $4,991 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the years ended December 31, 2017 and 2016 was $35,736 and $56,578 respectively.

The Company has also entered into various operating leases for equipment that expire through 2018. Equipment rent expense for the years ended December 31, 2017 and 2016 was $6,194 and $13,572, respectively. The equipment lease commitment includes a lease that is reimbursed by sales representatives.

Minimum future lease payments as of December 31, 2017 under non-cancelable operating leases are:

Years Ending December 31,	Office Facility	Equipment	Total
2018	58,017	22,572	80,589
2019	59,888	22,572	82,460
2020	–	–	–

CAPITAL MANAGEMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2017 and 2016 approximately $235,428 and $364,649 or 30% and 46% of common expenses were allocated to the Company's sister company, respectively. The majority of the expenses are paid by the Company, and the sister company reimburses the Company for its share of the expenses monthly. Amounts due from related parties totaled $0 as of December 31, 2017 and 2016.

NOTE 4 – INCOME TAXES

The Company files a consolidated income tax return as part of a controlled group with common ownership. Deferred income taxes and income tax expense are computed using the Company's proportionate share.

The Company's net deferred tax asset (liability) at December 31, 2017 and 2016 consisted of:

	Federal	State	Total
December 31, 2017	$(8,725)	$(6,075)	$(14,800)
December 31, 2016	$(8,725)	$(6,075)	$(14,800)

The components for the provision for income taxes for the years ended December 31, 2017 and 2016 are as follows:

	Federal	State	Total
Year Ended December 31, 2017:			
Deferred Income Tax	$4,800	$3,400	$8,200
Current Income Tax			
Income Tax Expense	$4,800	$3,400	$8,200

	Federal	State	Total
Year Ended December 31, 2016:			
Deferred Income Tax	$4,582	$3,435	$8,017
Current Income Tax			
Income Tax Expense	$ 5,582	$3,435	$8,017

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pretax income from continuing operations primarily due to permanent differences of nondeductible expenses and the effect of state minimum fees.

SUPPLEMENTARY INFORMATION

N
OTE 6 – NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the company had net capital of $233,959 which was $208,959 excess of its required net capital of $25,000. The Company's net capital ratio was .12 to 1.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2017 AND 2016

	2017	2016
STOCKHOLDER'S EQUITY at End of Year	$ 278,210	$ 340,710
ADDITIONS	-	-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	278,210	340,710
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net	23,122	34,666
Prepaid Expenses	22,029	20,071
Prepaid Income Taxes	(900)	4,599
Nonliquid Receivables	-	-
Total	44,251	59,336
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	233,959	281,374
HAIRCUTS ON SECURITIES	-	-
NET CAPITAL at End of Year	$ 233,959	$ 281,374
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	44,687	32,992
Required Percent	6.67%	6.67%
Basic Capital Requirement	2,541	2,201
Minimum Capital Required	25,000	25,000
EXCESS CAPITAL	$ 208,959	$ 256,374
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	$ 44,687	$ 32,992
Net Capital	233,959	281,374
Percent of Debt to Net Capital	12.0%	11.7%

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE II, COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2017 AND 2016

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE III, INFORMATION FOR POSSESSION OR
CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2017 AND 2016

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE IV, RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2017
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

	Balance Per Focus Report on December 31, 2017	Adjustments Debit	Adjustments Credit		Balance Per Audited Financial Statements At December 31, 2017
Total Assets	$ 324,247	$ 8,200 9,936	$ 573	(a) (a)	322,897
Less: Total Liabilities	17,566	2,958		(a)	44,687
Net Worth	306,681	(a)	-		278,210
Less: Non-Allowable Assets	38,955	(b)			44,251
Tentative Net Capital	267,726				233,959
Less: Securities Haircuts	-				-
Net Capital	$ 267,726				$ 233,959

(a) Deferred, Prepaid, and Accrued Income Taxes
(b) Depreciation Correction

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE IV, RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2016
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

	Balance Per Focus Report on December 31, 2016	Adjustments Debit	Adjustments Credit		Balance Per Audited Financial Statements At December 31, 2016
Total Assets	$ 400,884	$ -	$ 9,817 5,299	(a) (b)	375,897
Less: Total Liabilities	50,326			(a)	35,187
Net Worth	350,558	(a) (b)	-		340,710
Less: Non-Allowable Assets	80,212				75,872
Tentative Net Capital	270,346				264,838
Less: Securities Haircuts	-				-
Net Capital	$ 270,346				$ 264,838

(a) Deferred, Prepaid, and Accrued Income Taxes
(b) Depreciation Correction

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Capital Management Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Management Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Capital Management Securities, Inc.'s management is responsible for Capital Management Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyer & Company

Burnsville, MN

February 12, 2018

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have reviewed management's statements included in the Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17A-5, in which (1) Capital Management Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital Management Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Capital Management Securities, Inc. stated that Capital Management Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Management Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Management Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boyer & Company

Burnsville, MN

February 12, 2018

CAPITAL MANAGEMENT SECURITIES

FINRA BROKER/DEALER, MEMBER SIPC

500 WELLS FARGO PLAZA • 7900 XERXES AVENUE SouTH   MINNEAPOLIS, MINNESOTA 55431-1107 • 952.893.1200 • FAx 952.893.0133

Management Statement Regarding Compliance with
Certain Provisions of SEC Rule 17a-5

February 12, 2018

Pursuant to certain provisions of SEC Rule 17a-5 as amended on July 30, 2013 and effective June 1, 2014, Capital Management Associates, Inc. (the "Company") is exempt from provisions of SEC Rule 15c3-3 under provisions of paragraph (k)(2)(ii).

The Company has met the exemption provisions of paragraph 15c3-3 (k)(2)(ii) throughout the period January 1, 2017 through December 31, 2017 without exception.

Capital Management Securities, Inc.

By:

Gregory A. Stroh
President